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                              MYMETICS CORPORATION
                            14, RUE DE LA COLOMBIERE
                            CH-1260 NYON, SWITZERLAND



                                January 27, 2005


VIA EDGAR AND FACSIMILE (202) 942-9533
--------------------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Mr. Jeffrey Riedler

         RE:    MYMETICS CORPORATION (333-121036)
                REGISTRATION STATEMENT ON FORM SB-2
                -----------------------------------

Dear Mr. Riedler:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Mymetics Corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-121036, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on December 7, 2004. The Registrant requests the withdrawal in anticipation of reliance on Securities Act Rule 155(c) which provides that we may undertake a subsequent private offering.

         Please be advised that the Registrant has not printed or circulated preliminary prospectuses, nor made any offers or sales under the Registration Statement or in connection with the offering contemplated by the Registration Statement.

         If you have any questions regarding the foregoing application for withdrawal, please contact Ernest M. Stern at (202) 778-6461.

                                       Very truly yours,

                                       MYMETICS CORPORATION

                                       By: /s/ Christian Rochet
                                           -----------------------
                                           Christian Rochet
                                           President and Chief Executive Officer

cc:      Ernest M. Stern, Esq.